                                                                       EXHIBIT 7

                                   FORM 5-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:      X SCHEDULE A
                              __SCHEDULES B & C
                              (PLACE X IN APPROPRIATE CATEGORY)

ISSUER DETAILS:

NAME OF ISSUER:               INTEROIL CORPORATION

ISSUER ADDRESS:               PO Box 6567 Suite 2, Level 2 Orchid Plaza
                              79 Abbott Street, Cairns Qld 4870

ISSUER PHONE NUMBER:          (61) 7 4046 4600

ISSUER FAX NUMBER:            (61) 7 4031 4565

CONTACT PERSON:               Anesti Dermedgoglou

CONTACT'S POSITION:           Vice President Investor & Public Relations

CONTACT TELEPHONE NUMBER:     (61) 7 4046 4600

FOR QUARTER ENDED:            September 30, 2003

DATE OF REPORT:               November 28, 2003

                                   CERTIFICATE

THE ONE/TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

 PHIL E MULACEK                          NOVEMBER 28,2003
NAME OF DIRECTOR      SIGN (TYPED)    DATE SIGNED (YY/MM/DD)

INTEROIL CORPORATION

CONSOLIDATED BALANCE SHEETS
(Unaudited, Expressed in United States dollars)

                                                                 [INTEROIL LOGO]

                                               SEPTEMBER 30  DECEMBER 31  SEPTEMBER 30
                                                   2003         2002          2002
                                                     $            $            $
                                               ------------  -----------  ------------
ASSETS
Current assets:
  Cash and cash equivalents                      43,811,482    3,288,539    11,231,065
  Short-term investments (note 2)                 1,225,062    7,105,701    14,277,103
  Due from related parties (note 3)                       -            -       345,807
  Other receivables (note 6)                      8,700,163      503,859       371,808
  Prepaid expenses                                  460,122       80,359       140,682
                                               ------------  -----------  ------------
                                                 54,196,829   10,978,458    26,366,465
Capital assets (note 4)                         187,931,508  121,217,700   104,460,395
Oil and gas properties                           13,201,367    2,878,703     2,634,026
                                               ------------  -----------  ------------
                                                255,329,704  135,074,861   133,460,886
                                               ============  ===========  ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities        8,904,121    6,744,515     5,503,297
  Due to related parties (note 3)                 1,690,001    2,784,560     2,859,573
  Current portion of secured loan (note 5)        4,500,000            -             -
  Foreign currency forward contracts (note 2)             -      678,648     1,046,493
                                               ------------  -----------  ------------
                                                 15,094,122   10,207,723     9,409,363
Secured loan (note 5)                            65,500,000   31,000,000    31,000,000
Indirect participation interest (note 6)         19,835,000            -             -
                                               ------------  -----------  ------------
                                                100,429,122   41,207,723    40,409,363
                                               ------------  -----------  ------------
Non-controlling interest (note 7)                 6,481,375    6,490,398     6,479,576
                                               ------------  -----------  ------------
Shareholders' equity:
  Share capital (note 8)                        157,381,699   94,120,609    93,699,609
  Other paid in capital                             579,876      769,964       769,964
  Accumulated deficit                            (9,542,368)  (7,513,833)   (7,897,625)
                                               ------------  -----------  ------------
                                                148,419,207   87,376,740    86,571,948
                                               ------------  -----------  ------------
                                                255,329,704  135,074,861   133,460,886
                                               ============  ===========  ============

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, Expressed in United States dollars)

                                                                 [INTEROIL LOGO]

                                                             QUARTER ENDED             NINE  MONTHS ENDED
                                                       --------------------------  --------------------------
                                                       SEPTEMBER 30  SEPTEMBER 30  SEPTEMBER 30  SEPTEMBER 30
                                                           2003         2002           2003          2002
                                                                          $              $             $
                                                       ------------  ------------  ------------  ------------
INCOME
 Investment income                                            8,837        92,564        42,948       388,242
 Other                                                        4,512           358        12,368           358
                                                       ------------  ------------  ------------  ------------
                                                             13,349        92,922        55,316       388,600
                                                       ------------  ------------  ------------  ------------
EXPENSES
 Administrative and general                                 177,250       550,149     1,553,583     1,870,068
 Management fees for prior periods waived                         -             -      (840,000)            -
 Legal and professional fees                                824,454       105,227     1,126,809       353,718
 Foreign exchange loss (gain)                               519,904       601,314       218,546      (111,375)
                                                       ------------  ------------  ------------  ------------
                                                          1,521,608     1,256,690     2,058,938     2,112,410
                                                       ------------  ------------  ------------  ------------
(Loss) before income taxes and non-controlling  inter    (1,508,258)   (1,163,768)   (2,003,622)   (1,723,810)
Income tax (expense) benefit (note 11)                      (10,234)       (7,926)      (33,935)       (7,926)
                                                       ------------  ------------  ------------  ------------
(Loss) before non-controlling interest                   (1,518,492)   (1,155,842)   (2,037,557)   (1,715,884)
Non-controlling interest                                      7,976         6,960         9,022        16,205
                                                       ------------  ------------  ------------  ------------
NET (LOSS)                                               (1,510,516)   (1,148,882)   (2,028,535)   (1,699,679)
                                                       ------------  ------------  ------------  ------------
BASIC (LOSS) PER SHARE                                        (0.07)        (0.06)        (0.09)        (0.08)
DILUTED (LOSS) PER SHARE                                      (0.07)        (0.06)        (0.09)        (0.08)
                                                       ------------  ------------  ------------  ------------

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, Expressed in United States dollars)

                                                                 [INTEROIL LOGO]

                                                              QUARTER  ENDED            NINE MONTHS ENDED
                                                        --------------------------  --------------------------
                                                        SEPTEMBER 30  SEPTEMBER 30  SEPTEMBER 30  SEPTEMBER 30
                                                            2003         2002           2003          2002
                                                                           $             $              $
                                                        ------------  ------------  ------------  ------------
Cash flows provided by (used in):
OPERATING ACTIVITIES
  Net (loss)                                              (1,510,517)   (1,148,881)   (2,028,535)   (1,087,482)
  Non-controlling interest                                    (7,976)       25,450        (9,022)       16,205
  Change in non-cash operating working capital               573,833        88,348      (706,540)     (415,528)
                                                        ------------  ------------  ------------  ------------
                                                            (944,660)   (1,035,083)   (2,744,097)   (1,486,805)
                                                        ------------  ------------  ------------  ------------
INVESTING ACTIVITIES
  Expenditure on oil and gas properties                   (4,310,815)     (215,299)   (8,488,597)     (424,043)
  Expenditure on capital assets                          (20,738,717)  (11,380,724)  (66,928,696)  (24,110,760)
  Redemption of cash on short-term investments             2,227,031       973,601     6,191,732     2,722,897
                                                        ------------  ------------  ------------  ------------
                                                         (22,822,501)  (10,622,422)  (69,225,561)  (21,811,906)
                                                        ------------  ------------  ------------  ------------
FINANCING ACTIVITIES
  Proceeds from borrowings                                10,000,000             -    39,000,000    31,000,000
  Proceeds from indirect participation interest            4,033,276             -    11,183,275             -
  Other net advances from (to) related party (note 3)       (300,455)      (15,836)     (866,316)    2,115,119
  Proceeds from issue of common shares                    46,978,129       604,000    63,175,642       747,222
                                                        ------------  ------------  ------------  ------------
                                                          60,710,950       588,164   112,492,601    33,862,341
                                                        ------------  ------------  ------------  ------------
Increase (decrease) in cash and cash equivalents          36,943,789   (11,069,341)   40,522,943    10,563,630
Cash and cash equivalents, beginning of period             6,867,693    22,300,406     3,288,539       667,435
                                                        ------------  ------------  ------------  ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                  43,811,482    11,231,065    43,811,482    11,231,065
                                                        ============  ============  ============  ============

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited, Expressed in United States dollars)

                                                                 [INTEROIL LOGO]

                                        SEPTEMBER 30   DECEMBER 31   SEPTEMBER 30
                                            2003          2002           2002
                                              $             $             $
                                        ------------   -----------   ------------
SHARE CAPITAL
     At beginning of year                 94,120,609    92,808,387     92,808,387
     Issue of capital stock               63,261,090     1,312,222        891,222
                                        ------------   -----------   ------------
     At end of period                    157,381,699    94,120,609     93,699,609
                                        ------------   -----------   ------------
ADDITIONAL PAID IN CAPITAL
     At beginning of year                    769,964             -              -
     Stock compensation                     (190,088)      769,964        769,964
                                        ------------   -----------   ------------
     At end of period                        579,876       769,964        769,964
                                        ------------   -----------   ------------
ACCUMULATED DEFICIT
     At beginning of year                 (7,513,833)   (6,197,946)    (6,197,946)
     Net earnings (loss) for period       (2,028,535)   (1,315,887)    (1,699,679)
                                        ------------   -----------   ------------
     At end of period                     (9,542,368)   (7,513,833)    (7,897,625)
                                        ------------   -----------   ------------
SHAREHOLDERS' EQUITY AT END OF PERIOD    148,419,207    87,376,740     86,571,948
                                        ============   ===========   ============

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Expressed in United States dollars)

                                                                 [INTEROIL LOGO]

     InterOil Corporation's (the "Company" or "InterOil") primary business interest is the development of an oil refinery (the "Project") in Papua New Guinea ("PNG").

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

     The unaudited consolidated financial statements for the nine months ended September 30, 2003 have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2002. These unaudited consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2002 Annual Report.

2. FINANCIAL INSTRUMENTS

     The Company has foreign currency forward contracts totalling $11,592,640 (December 2002 - $62,000,000) at September 30, 2003 to acquire Australian dollars to hedge Australian dollar amounts payable pursuant to the refinery construction. These hedging contracts mature during 2003. At September 30, 2003 the Company's outstanding hedging contracts are $378,104 in-the-money (December 2002 - unrealised loss $4,001,462). At September 30, 2003 no unrealised exchange gain or loss is recognised on the balance sheet because there are no contracts in excess to specific Australian dollar commitments. At December 2002 an unrealised exchange loss of $678,648 (Sep 2002, $1,046,493) was recognised on the balance sheet, for contracts in excess to specific commitments.

     As a requirement of the hedging contracts, a collateral arrangement has been entered into whereby as at September 30, 2003 an amount of US $913,969 (December 31, 2002 - US $7,105,701) is held on deposit and has been pledged in favour of the provider of the hedge. Funds required to be held on deposit as collateral are reducing over time as project expenditure is undertaken and the foreign currency forward contracts are closed out. The Company has other investments of $311,093 (December, 2003 - $nil)

     To define a maximum potential amount payable on the outstanding hedging contracts, the Company acquired Australian dollar put options for total premiums of $218,530 (year ended December 2002 - $85,000). The maturity dates and nominal amounts of the put options coincide with the exercise dates and nominal amounts of the outstanding hedging contracts.

3. RELATED PARTIES

     Amounts due to related parties of $1,690,001 (December 31, 2002 - $2,784,560) represents monies owed to Petroleum Independent and Exploration Corporation (PIE) which acts as a sponsor of the Company's oil refinery project. PIE advanced $2,900,000 to the InterOil Group in the quarter ended March 31, 2002 and the Company has repaid $1,210,000 of this loan as at September 30, 2003. This loan has interest charged at a rate of 5.75%. During the period, PIE waived Management Fees earned in 1997 and 1998 totaling $840,000, and was reimbursed for the year 2003 sponsor's legal, accounting and reporting costs of $150,000.

     Breckland Limited provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms. This party is related by virtue of common directorships. Amounts paid to Breckland Limited during the period totalled $87,848 which have been capitalised to the project and $15,421 are corporate costs included in legal and professional fees.

4. CAPITAL ASSETS

     The Company is considered to be in the construction and pre-operating stage of development of an oil refinery in Papua New Guinea. Project costs, net of any recoveries, incurred during this pre-operating stage are being capitalised as part of the capital assets. Administrative and general costs are expensed as incurred. Capital assets are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalised. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalised as part of the cost of such capital assets. Capital assets will be depreciated over their useful lives commencing on the date of achieving commercial operations.

Capital assets by business stream:    SEP-30      DECEMBER 31     SEP-30
                                       2003          2002          2002
                                         $             $             $
                                    -----------   -----------   -----------
Upstream assets                       5,653,878             -             -
Refinery assets                     181,889,497   120,907,648   104,158,101
Downstream assets                       288,154       221,484       213,979
Corporate assets                         99,979        88,568        88,315
                                    -----------   -----------   -----------
                                    187,931,508   121,217,700   104,460,395
                                    ===========   ===========   ===========

5. SECURED LOAN

     On June 12, 2001, the group entered into a loan agreement with the Overseas Private Investment Corporation (OPIC), an agency of the US Government, to secure a project financing facility of $85,000,000. The first drawdown of this loan facility for $31,000,000 occurred on March 28, 2002. During the nine months ended September 30, 2003, the Company made further loan drawdowns of $39,000,000. The loan is secured over the assets of the project.

     The loan expires June 30, 2013 and half yearly repayments of $4,500,000 commence on June 30, 2004.

6. INDIRECT PARTICIPATION INTEREST

     During the period, the Company provided an indirect interest in the Company's phase 1 exploration program within the area goverened by Petroleum Prospecting License 238 in Papua New Guinea to PNG Energy Investors, LLC for $7,650,000. The Other receivables balance includes $500,000 of the total amount as at September 30, 2003. This interest is subject to the terms of the agreement dated April 3, 2003 between the Company and PNG Energy Investors LLC, under which all or part of $5,400,000 may be converted to common shares in the Company at a price of C$15 per share, and an agreement dated April 16, 2003 between the same parties under which all or part of $2,250,000 may be converted to common shares of the company at a price of C$17 per share. Alternatively, all or part of the indirect participation interest may be converted to debt due in December 2006. Should neither of these conversion rights be exercised, the indirect participation interest in the drilling program will be maintained and distributions will be paid in accordance with the agreements.

     The Company provided an indirect interest in the Company's phase 1 exploration program within the area goverened by Petroleum Prospecting Licenses 236, 237 and 238 in Papua New Guinea to PNG Drilling Ventures Limited for $12,185,000. The amount paid by this interest at September 30, 2003 is $4,033,275 and the balance of $8,151,725 is included in the balance of Other receivables at this date (see note 11). This interest is subject to the terms of the agreement dated July 21, 2003 between the Corporation and PNG Drilling Ventures Limited, under which all or part of $11,620,000 may be converted to common shares in the Company at a price no less than C$20.85. Alternatively, all or part of $1,969,000 of the indirect participation interest may be converted to debt due in December 2005 and December 2006. Should neither of these conversion rights be exercised, the indirect participation interest in the drilling program will be maintained and distributions will be paid in accordance with the agreements.

INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited. Expressed In United States dollars)

                                                                        [I LOGO]

7.  NON-CONTROLLING INTEREST

     SP InterOil, LDC ("SPI") is a subsidiary of the Company. On September
     11, 1998 Enron Papua New Guinea Ltd (Enron), SPI's former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron's voting, non-participating shares in its subsidiary EP InterOil Limited ("EPI") for a nominal amount. The capital structure of the joint venture was composed of voting, non-participating shares and non-voting, participating shares. Enron no longer actively participates in the development of the Project but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued by EPI and has sole responsibility for managing the Project.

     Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.

     At September 30, 2003 SPI holds 98.66% (December 31, 2002 - 98.55%) of the non-voting participating shares issued from EPI.

8.  SHARE CAPITAL

     InterOil Corporation has issued shares as at September 30, 2003 of 24,797,961 (December 31, 2002 - 20,585,943). InterOil Corporation
     securities trade on the Australian Stock Exchange as Chess Depository Interests (CDIs) on the basis of 10 CDIs to one common share. They also trade on the Port Moresby Stock Exchange and the TSX-VE in Canada as common shares.

9.  STOCK OPTIONS

     As at September 30, 2003, InterOil Corporation has 1,338,225 (December 31, 2002 - 1,510,085) stock options outstanding.

10. COMPARATIVE INFORMATION

     Comparative information for September 30, 2002 has been revised for the implementation of the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870 "Stock based compensation and other stock-based payments" effective January 1, 2002.

11. SUBSEQUENT EVENTS

     The Company received $2,825,000 in October 03 from PNG Drilling Ventures Limited.

INTEROIL CORPORATION

DIRECTORS' CERTIFICATE

                                                                 [INTEROIL LOGO]

     The directors of the Company have made reasonable enquiries to ensure that there is no material statement in this document that is misleading and to ensure that there is no material omission from this document. The Board reports, as at 28 November 2003, after due inquiry by them, that they have not become aware of any circumstances that in their opinion materially affect or will materially affect the assets and liabilities, financial position, profits and losses or prospects of the Company.

     /s/ Phil. E. Mulacek
     -----------------------
     Phil. E. Mulacek
     Chairman, on behalf of the Board of Directors.

                              InterOil Corporation
                           25025 I-45 North, Suite 420
                 PO Box 8727, The Woodlands, TX 77387-8727, USA
      Telephone: 281 292 1800 Facsimile: 281 292 0888 Web: www.interoil.com

                                   FORM 5-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:         ___ SCHEDULE A
                               [X] SCHEDULES B & C
                        (PLACE X IN APPROPRIATE CATEGORY)

ISSUER DETAILS:

NAME OF ISSUER:                     INTEROIL CORPORATION

ISSUER ADDRESS:                     PO Box 6567 Suite 2, Level 2 Orchid Plaza
                                    79 Abbott Street, Cairns Old 4870

ISSUER PHONE NUMBER:                (61)7 4046 4600

ISSUER FAX NUMBER:                  (61)7 4031 4565

CONTACT PERSON:                     Anesti Dermedgoglou

CONTACT'S POSITION:                 Vice President Investor & Public Relations

CONTACT TELEPHONE NUMBER:           (61)7 4046 4600

FOR QUARTER ENDED:                  September 30, 2003

DATE OF REPORT:                     November 28, 2003

                                   CERTIFICATE

THE ONE/TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

 PHIL E  MULACEK                                          NOVEMBER 28,2003
-----------------------------------------------------------------------------
NAME OF DIRECTOR           SIGN (TYPED)                DATE SIGNED (YY/MM/DD)

                           BC FORM 51-901F- SCHEDULE B
                            SUPPLEMENTARY INFORMATION

                              INTEROIL CORPORATION

                    FOR THE PERIOD ENDED SEPTEMBER 30, 2003

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

BALANCE SHEET:

Capital Assets (Refer to note 4 of the September 30, 2003 Financial Statements)

                                              $US '000
                                              --------
Financial & Legal Consultants                   1,790
Refurbishment                                   8,041
Refinery Project Construction                  54,886
Insurance                                         555
Travel                                            153
Foreign Exchange                               (3,294)
Other                                           1,323
Fixed Assets (less Depreciation)                  387
Financing costs                                 2,873
                                               ------
TOTAL                                          66,714
                                               ------

STATEMENT OF INCOME AND DEFICIT:

Administrative and general

                                                 $US '000
                                                 --------
Administrative & Corporate                          854
Directors fees                                      101
Directors insurance                                  96
Interest                                             68
Travel                                              321
Sponsor's legal & accounting fees                   113
                                                  -----
TOTAL                                             1,553
                                                  -----

2. RELATED PARTY TRANSACTIONS:

(Refer to note 3 of the September 30, 2003 Financial Statements)

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

Securities issued in nine month period to September 30,2003

     Class        Issue date      Number     Price $US    Type of issue
---------------  ------------  -----------  ----------- -------------------
Common shares       Feb 03         15,000     $  5.27   Exercise of options
Common shares       Feb 03        145,000     $  5.27   Exercise of options
Common shares       Feb 03         20,000     $  4.00   Exercise of options
Common shares       Feb 03         50,000     $  2.75   Exercise of options
Common shares       Feb 03         20,000     $  2.75   Exercise of options
Common shares       Feb 03        862,500     $  9.02   Share placement
Common shares       April 03      755,000     $  9.10   Share placement
Common shares       June 03        31,240     $ 10.13   Shares For Debt
Common shares       Aug 03         18,537     $  4.50   Exercise of options
Common shares       Aug 03          6,718     $  2.75   Exercise of options
Common shares       Aug 03          2,241     $  6.15   Exercise of options
Common shares       Aug 03         15,000     $  2.75   Exercise of options
Common shares       Aug 03          4,000     $  2.75   Exercise of options
Common shares       Sep 03         30,000     $  5.27   Exercise of options
Common shares       Sep 03         15,000     $ 11.50   Exercise of options
Common shares       Sep 03         10,782     $  2.75   Exercise of options
Common shares       Sep 03          2,000     $  5.00   Exercise of options
Common shares       Sep 03          5,000     $  6.00   Exercise of options
Common shares       Sep 03          4,000     $  2.75   Exercise of options
Common shares       Sep 03      2,200,000     $ 21.30   Share placement
                                ---------
TOTAL                           4,212,018
                                ---------

Options granted in nine month period to September 30,2003

                           Exercise Price
 Granted to         Number     $US             Expiry date
------------       --------  -------        ----------------
Employee             5,000    $8.40         January 13,2006
Employees           91,700    $10.25        April 10, 2006
Directors           90,000    $11.50        December 31,2005
Employee             5,000    $12.60        June 26, 2006
Employee             1,062    $22.60        August 15, 2004
                   -------
TOTAL              192,762
                   -------

4.SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD:

Refer to Note 8 of the September 30, 2003 Financial Statements

5.DIRECTORS AS AT THE DATE THIS REPORT IS SIGNED AND FILED:

Phil E. Mulacek            Chairman and Chief Executive Officer
Christian M. Vinson        Chief Operating Officer
Roger N. Grundy
Gaylen J. Byker
G. Michael Folie
Edward J Speal

MANAGEMENT DISCUSSION AND ANALYSIS

                                                                [INTEROIL LOGO]

The following discussion and analysis by management is a review of the nine months ended September 30, 2003 activities, financial condition and financial results for InterOil and should be read in conjunction with the unaudited financial statements for the nine months ended September 30, 2003

PURPOSE AND MISSION

InterOil's major focus is the construction of an oil refinery in Papua New Guinea (the "Refinery") and the development of a fully integrated oil company that will own and operate assets from the wellhead to the petrol pump. The Refinery is expected to process 32,500 barrels of oil per day and will result in PNG becoming an exporter of refined products.

OVERVIEW

InterOil's operations are organised into three major business segments:

- The upstream segment includes the exploration of crude oil and natural gas;

-        The midstream segment includes the Refinery; and

-        The downstream segment will include the distribution assets in PNG.

UPSTREAM

InterOil has an extensive upstream asset portfolio consisting of approximately
8.8 million acres of exploration licenses. The vast majority of these licenses are located onshore in the Eastern Papuan Basin, and have the logistical advantage of moderate terrain, barge access to infrastructure and proximity to the refinery. This logistical advantage allows for lower cost of development, early production, and access to a market for oil production in comparison to historical activities in PNG.

Following positive fiscal policy announced by the Government of Papua New Guinea in December 2002, InterOil announced a commitment to an eight well drilling program. On March 28,2003 the program commenced with the spudding of the first prospect the Moose-1 well located in the area governed by Petroleum Prospecting Licence 238 ("PPL 238") in the Eastern Papuan Basin in PNG. On-site inspection of the core data from the Moose well indicated more than fourteen oil shows in 135 meters (443 feet) of continuous core from 673 meters (2,208 feet) to 808 meters (2,651 feet). The oil shows were both in the fractures and from porous sections within the limestone. The limestone section was cased off in order to maintain the integrity of the formation prior to testing the well.

On July 28, 2003 the drilling program was expanded to 16 separate wells, each on an independent structure and located in InterOil's exploration acreage. A heli-portable drilling rig, has been contracted and mobilized and is expected to commence drilling on InterOil's second prospect, (the "Sterling Mustang"), in December 2003. Testing the Moose ST-1 well commenced on 18 November 2003. Initial fluid samples recovered from the limestone section were indistinguishable from drilling fluids, confirming the significant volume of fluid lost (approx 50,000 bbls) in the fractured limestone section (secondary target zone) during drilling operations. This confirmed the need to pump this fluid out of the system. InterOil has decided that the fastest and most economic means of determining the Moose structure's potential is to suspend operations on the Moose ST-1 well and move on to drill and test a step out well the Moose-2 exploration/appraisal well. The Moose-2 well is located approximately 4.5km (2.8 miles) from the Moose ST-1 well. The RB2000 drill rig is being demobilized for relocation to the Moose-2 drill site, and it is anticipated that drilling the Moose-2 well will commence in mid December 2003.

For Upstream Exploration updates, visit: HTTP://WWW.INTEROIL.COM/UPSTREAM.ASP

MIDSTREAM

Construction of the 32,500 barrel per day Refinery is substantially advanced with Mechanical Completion (i.e., "first oil") expected in late first quarter of 2004. The Refinery complex is located across the harbor from Port Moresby, the capital of PNG, on the former site of the Australian Naval Base where InterOil has secured a 99-year lease from the PNG Government.

The Refinery is being built pursuant to an Engineering, Procurement and Construction contract with Clough Niugini Limited (the "EPC Contract").

Engineering and construction progress at the refinery site continues:

-        The project is now overall 84% complete;

- Completion of the large and small jetty which have been used for the unloading of major refinery equipment;

-        Diesel fire pumps installed on the main jetty;

-        Construction of the tank farm is 100% complete;

-        The civil and building works are well advanced and nearing completion;

- The structural steel in the main process area has been erected and the processing vessels have been installed;

- The final major shipment of refinery equipment from Houston, Texas, has arrived on site and balance of the major pressure vessels, the crude distillation column, catalytic reformer, hydro-desulphuriser unit and bulk of the heat exchangers have been installed;

- The Gas Turbine Generators arrived from Genoa, Italy and have been mechanically installed, with electrical works underway;

-        Trays have been installed in all the processing columns;

-        Process pumps have been installed and are being aligned;

- The electrical sub-stations and main refinery control room are complete;

- Distributed Control Systems and Control Shutdown Systems are being installed in the Central Control Room;

- Emergency Diesel Generator is being commissioned with power supply to the 415 V boards;

- The truck loading gantry and jetty LPG loading arms have been installed; and

- 5-year Facilities Management Contract awarded to Petrofac Facilities Management. Petrofac is on-site and assisting with the pre-commissioning activities.

For visual construction updates, visit: HTTP://WWW.INTEROIL.COM/PICTURES.ASP

DOWNSTREAM

Currently, PNG imports all of its refined petroleum products. The Project Agreement signed with the Government of PNG gives InterOil certain rights to supply the domestic market in PNG with refined oil products. InterOil has estimated that approximately 50 to 60% of the Refinery net output will be used to supply the PNG domestic market. The balance of the Refinery's production will be sold into the near regional and export markets. InterOil believes that the Refinery will be able to price its products competitively in these markets due to transportation cost advantages and the premium quality of products produced using PNG crude feedstock.

Contracts have been concluded with a Shell subsidiary whereby it will purchase and market the vast majority of the export capacity of the Refinery for a period of three years at prices ruling at the time of supply. The domestic and export contracts were worth approximately US$1.4 billion at contract closing. The contracts will become effective as soon as the Refinery begins commercial operations.

LIQUIDITY AND CAPITAL RESOURCES

InterOil ended the quarter ended September 30,2003 with approximately US$45.0 million (C$59.0 million and A$62.7 million) in cash and near cash assets and short-term receivables of US$8.7 million (C$11.4 million and A$12.1 million). This compares with approximately US$10.4 million (C$16.4 million and A$18.4 million) in cash and near cash assets and US$0.5 million (C$0.6 million and A$0.7 million) at December 31, 2002. Cash was spent on refinery construction, development costs, certain oil and gas exploration expenses, administrative and general costs.

A US$85 million Project Financing Facility was obtained with the OPIC, an agency of the US Government, in June 2001. OPIC remains as the primary lender of capital to the refinery project, and has continued the "full faith and credit of the US Government" financial backing as evidenced in the disbursements of US$70 million to period ending September 30, 2003. To provide funding for InterOil's ongoing exploration and production activities in PNG and general corporate purposes, US$61.4 million (C$84.5 million and A$87.1 million) net of underwriter commissions was raised in year 2003 through three private placements totalling 3,817,500 common shares of InterOil stock. In addition to the private placements, US$19.8 million (C$26.0 million and A$27.6 million) was raised from indirect participation interests in the Company's phase 1 exploration program.

Additional Refinery capital costs have been identified in the amount of US$5.4 million. The updated total project budget is US$209.4 million which equates to a 2.7% increase from the original amount of US$204 million. The changes are in the following areas:

Construction Variations         $1.2

Construction Insurances         $1.5

Legal Services                  $1.1

Facilities Management           $1.6
                                ----
Total                           $5.4 million

Of the adjusted amount of US$193 million (C$293 million and A$342 million) capital costs of the refinery and its US$17 million (C$26 million and A$30 million) other funds required, US$185 million (C$281 million and A$329 million) in equipment and development costs have been paid as of September 30,2003.

InterOil remains confident that it has the resources to complete the refinery as well as meet all its requirements associated with the obligations for the project and exploration program in the fiscal year of 2003.

EARNINGS

InterOil's operations remain in the construction and development stages and therefore do not currently generate revenue from business operations. Revenue generated to date is primarily interest on investments.

The net loss of US$2,028,535 (C$2,662,119 and A$2,825,258) for the nine months ended September 2003 is 19 percent higher compared with the corresponding period net loss in 2002 of US$1,669,679 (C$2,191,180 and A$2,367,241). The nine months ended September 30, 2003 revenues from ordinary activities of US$55,316 (C$75,593 and A$77,042) when compared to the same period in 2002 of $388,600 (C$509,974 and A$541,226) has decreased by 85 percent. The company's cash and cash equivalents have been utilized in capital project funding and therefore have not had the ability to earn investment income as in the previous period. The nine months ended September 30, 2003 total expenses have decreased by 3 percent when compared to the same period in 2002. The lower expense is primarily related to PIE Corporation, a related party, waiving prior years Management fees totalling US$840,000 (C$1,131,900 million and A$l,259,731 million) in the first half of 2003, which was partially offset by smaller realised and unrealised foreign currency gains in the first half of 2003 when compared to the same period in 2002, and additional financing costs related to the capital raisings in 2003. Monetary items denominated in foreign currencies are translated to US dollars at exchange rates in effect at balance sheet date, and non-monetary items are translated at historical rates of exchange.

RISKS AND UNCERTAINTIES

No Operating History/No Certainty of Future Profit

To date InterOil has encountered certain delays in the development of the Refinery. It is possible that unforeseen difficulties may cause other delays during development and,/or construction of the Refinery. The likelihood of the success of InterOil and its Refinery project must be considered in light of inherent risks, and the difficulties, costs, complications and delays frequently encountered in the establishment of new project start-up companies. Accordingly, there can be no assurance of the future profitability of the Refinery or InterOil.

Achievement of Project Revenues

The Project Agreement combined with the Shell marketing and distribution contracts gives the Refinery access to the PNG and near region refined oil product markets and access to crude oil produced in PNG. Neither InterOil nor its subsidiaries or affiliates can control the price at which refined petroleum products can be sold in PNG or other markets targeted by the Refinery project. Import Parity Prices, the pricing methodology provided for in the Project Agreement, have historically provided sufficient margins for attainment of the revenues forecasted by InterOil. Further, the Project Agreement provides that if there is more than one refinery operating in PNG during the term of the Project Agreement, the right to supply the domestic market will be shared by the refineries in proportion to their refining capacities.

Projected Refinery Costs

InterOil has estimated the capital, financing and development costs of the Refinery. However, the actual costs of completing the required work to bring the Refinery to completion may vary from the EPC Contract sum as a result of many factors, including changes in market conditions and change orders during construction, and may influence the completion date and final cost of construction.

Political Risk

Future political and economic conditions in PNG could result in the Government adopting different policies than exist presently, or Government bodies could frustrate activities, which might adversely affect the oil exploration and production industry or the oil refining industry. However, InterOil believes the Refinery is in the long-term best interests of PNG and has no reason to believe it does not have the support of the present Government or will not have that support from future governments.

The construction and operation of the Refinery require various permits and licenses from various Government authorities. The Project Agreement gives the project certain assurances that the necessary permits and licenses will be received. The project has received all necessary permits and licenses including those needed from the Bank of Papua New Guinea.

Existence of Markets

The Project Agreement gives the Refinery certain rights to supply the domestic market in PNG with refined oil products. InterOil has estimated that approximately 60% of the Refinery's net output will be used to supply the PNG market. The balance of the Refinery's production will be sold into the near regional markets.

InterOil estimates that the Refinery will be able to price its products competitively due to transportation cost advantages and the premium quality of products produced using PNG crude feedstock. InterOil has signed contracts for nearly all of the Refinery's products destined for the export markets with a unit of Royal Dutch Shell.

Crude Oil Supply

PNG crude oil production rates are expected to satisfy the Refinery's requirements for at least 10 years after commercial start-up. InterOil has identified multiple alternative crude oils that are suitable for use as project feedstock. For example, suitable Indonesian crude oil could be delivered within 10 days. However, crude oil sourced from outside PNG may be more expensive than domestic crude oil and may reduce the Refinery's margins. Alternatively, imported crude oil may be selected to alter the Refinery product slate to better match market conditions as they develop.

A contract has been signed with BP to act as an exclusive crude agent for five years, which will involve the sourcing and delivery of crude oil for the Refinery as instructed by InterOil.

OUTLOOK

The Refinery is now overall 84% complete and the pre-commissioning has commenced with the assistance of Petrofac Facilities Management. We are confident that their involvement will assist in a timely practical completion followed by a smooth transition to the daily operations of the Refinery. Mechanical Completion ("first oil") is scheduled for late first quarter 2004.

InterOil is continuing its multi-well exploration program, and following multiple oil shows encountered in the first well, Moose ST-1, will be commencing to drill the step-out appraisal well, Moose-2, in December 2003 to further test the significance of those oil shows and to test the primary target. The next exploration well in the program, Sterling Mustang-1, is also anticipated to commence drilling in December 2003.